

February 1, 2012

<u>Via E-mail</u>
Andrew Chien
Chief Executive Officer
China Bull Management Inc.
665 Ellsworth Avenue
New Haven, CT 06511

     Re: China Bull Management Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed January 12, 2012
              File No. 333-178476

Dear Mr. Chien:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 in our letter dated January 10, 2012. However, it does not appear that your response addresses the issues raised in our comment. As previously requested, please provide us with a detailed legal analysis as to why the private placement of your common stock should not be integrated with your public offering on Form S-1 filed February 14, 2011. In providing your analysis, please discuss the impact on the validity of your Section 4(2) offering of having a public registration statement on file at the time of your offering, including how investors in the private offering were solicited and whether you had a pre-existing relationship with any such investors. Refer to Securities Act Sections Question 139.25 and Securities Act Release No. 8828 (August 10, 2007) for guidance.

2. We note your response to comment 2 in our letter dated January 10, 2012 and the related revisions to your disclosure. As previously noted, because you are not eligible

to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) of Regulation C. Accordingly, all offers and sales must be made at the disclosed fixed price for the duration of the offering and the selling shareholders must be named as underwriters. For example, please revise the following:

- "The shares will be offered . . . at a fixed price of $1 per share until the shares are listed for quotation on the OTC Bulletin Board . . . and thereafter at prevailing market prices, or at privately negotiated prices." (page 3) Please revise to state that the shares must be offered at a fixed price for the duration of the offering and remove any indication that the selling shareholders may sell the shares at prevailing market or privately negotiated prices. Please also revise the Prospectus Cover Page to state that each of the selling shareholders named in the prospectus are deemed to be underwriters of the shares of common stock which they are offering.

- ". . . but investors in this offering will pay a fixed price of $1.00, or the price determined by the market if the shares would have a market in the future." (page 15) Please revise to clarify that the shares offered pursuant to this registration statement will be offered at a fixed price for the duration of the offering and remove any indication that the shares may be sold at "the price determined by the market if the shares would have a market in the future."

- "The estimated offering price set forth on the cover of this prospectus is fixed at the duration of this offering unless the shares become quoted on the OTCBB in which the offering price is subject to change as a result of market conditions and other factors." (page 16) Please revise to state that the shares offered pursuant to this registration statement will be sold at a fixed price of $1 per share for the duration of the offering.

- "None of them is in the business of underwriting securities. Under all circumstances it appears that none of sellers is acting as a conduit for our company." (page 16). Please remove this disclosure and state that each of the selling shareholders named in the prospectus are deemed to be underwriters of the shares of common stock which they are offering. Note that it is not sufficient to state that the selling shareholders *may* be deemed as underwriters.

- "The selling shareholders can sell our shares initially at a fixed price $1 per share until our shares are quoted on the OTC Bulletin Board . . . and thereafter at prevailing market prices or privately negotiated prices." (pages 19-20) Please revise to state that the shares offered pursuant to this registration statement will be sold at a fixed price of $1 per share for the duration of the offering.

- "In the sale of the common stock, selling security holder must be made at the fixed price of $1 until a market develops for the stock . . . In particular, when any of the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter . . . ." (page 20). Please revise to state that the shares offered pursuant to the registration statement will be sold at a fixed price for the duration of the offering and state that each of the selling shareholders named in the prospectus are deemed to be underwriters of the shares of common stock which they are offering

  Alternatively, advise the staff of the company's basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

3. We have reviewed your response to comment 3 in our letter dated January 10, 2012 in which we referred you to Staff Legal Bulletin No. 4 available on our website at http://www.sec.gov/interps/legal/slbcf4.txt. This staff legal bulletin states our views regarding whether Section 5 of the Securities Act of 1933 applies to spin-offs and whether a subsidiary must register a spin-off of shares under the Securities Act. Based upon your response to our comment and the information in your filings, it appears that the spin-off of China Bull Management from USChina Channel should have been registered on a registration statement under the Securities Act of 1933 at the time of its occurrence in December 2010. Please revise your disclosure in the prospectus to include a discussion of your obligation to register this spin-off and the fact that you did not do so. Please include risk factor disclosure regarding the fact that you may have violated Section 5 of the Securities Act of 1933. Finally, please also name USChina Channel as an underwriter.

Prospectus Summary, page 5

Summary of Selected Financial Data, page 7

4. We note your response to comment 8 in our letter dated January 10, 2012. As previously requested, please insert the following statement, if accurate: "Other than our computer system, our assets consist solely of $89,743 in cash that is held in a bank deposit." If the Company's assets do not consist solely of cash and the computer system to which you refer in this section, please explain the nature of such assets, including a description of where and how any such assets are held.

Selling Shareholders, page 16

5. We note your response to comment 11 in our letter dated January 10, 2012. As previously requested, please identify the beneficial owners of the shares held by the brokerage firms listed in your selling shareholder table, or remove such shares from the registration statement. Refer to Item 507 of Regulation S-K. For additional

guidance, please see Regulation S-K Compliance and Disclosure Interpretation 140.01.

Legal Proceedings, page 20

6. We note your response to comment 12 in our letter dated January 10, 2012. However, it does not appear that you revised your disclosure as indicated in your response. Please revise.

Description of Business, page 24

7. We note your response to comment 14 in our letter dated January 10, 2012. However, we also note that the Services Agreement filed as Exhibit 10.6 does not appear to grant Mr. Chien the authority to transfer money from China Bull Holding, Inc. to your company. Please provide additional disclosure regarding how you determined that it was appropriate for Mr. Chien to transfer $29,169.73 in funds from China Bull Holding to you. Alternatively, please include disclosure which states that the transfer of funds to your company from China Bull Holding may have been improper and disclose the risk that you could be required to return such funds.

Company History, page 24

8. We note your response to comment 16 in our letter dated January 10, 2012. With a view towards providing us with the basis for the representation you included at the beginning of this section, please explain how the Company proposing to engage in business activities such as "contacting for investors in both USA and China to invest in another emergency market such as Vietnam etc." is consistent with a representation that the Company's activities do not and will not require registration as an investment adviser with either the SEC or a state securities regulator.

Management's Discussion and Analysis or Plan of Operation, page 33

Results of Operations for the Fiscal Year Ended on December 31, 2010, page 35

9. We note your response to comment 22 in our letter dated January 10, 2012. As previously requested, please revise the first sentence of this section to read, if accurate: "At the end of December 31, 2010, we have assets of only $127 in cash which is held in a bank deposit and no liabilities."

Financial Statements, page 40

Balance Sheet, page 41

10. Please revise your liability caption of "Tax Parable" on the face of the balance sheet to "Tax Payable".

11. Please revise your filing to present Common Shares and Paid-in Capital as separate line items on the financial statements. Please refer to paragraph 29 and 30(a) of Rule 5-02 to Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director